ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

RECEIVED
2007 AUG 27 A 10:39
OFFICE OF [redacted]
CORPORATE FI[redacted]

07026284

File No. 82-34835
August 23, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Summary of Quarterly Business Report for the First Quarter ended June 30, 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

8/28

File No. 82-34835

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2007

July 30, 2007

NTT URBAN DEVELOPMENT CORPORATION

Stock Exchanges:
Tokyo Stock Exchange,
First Section

Code Number: 8933

(URL http://www.nttud.co.jp/)

Representative: Masaki Mitsumura
President and Chief Executive Officer

Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department

Tel.: (03) 6811-6424

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through June 30, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2007	¥28,290 million (6.5%)	¥5,692 million (1.6%)	¥5,246 million (0.2%)	¥3,044 million (-0.9%)
Three Months ended June 30, 2006	¥26,562 million (22.4%)	¥5,602 million (12.2%)	¥5,234 million (22.4%)	¥3,070 million (78.0%)
Year ended March 31, 2007	¥128,215 million	¥25,091 million	¥22,938 million	¥12,995 million

RECEIVED
2007 AUG 27 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2007	¥924.92	–
Three Months ended June 30, 2006	¥4,665.02	–
Year ended March 31, 2007	¥3,948.64	–

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2007	¥625,012 million	¥126,571 million	20.2%	¥38,433.89
As of June 30, 2006	¥540,018 million	¥116,994 million	21.6%	¥177,738.57
As of March 31, 2007	¥581,848 million	¥125,169 million	21.5%	¥38,007.98

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three Months ended June 30, 2007	-¥12,855 million	-¥36,860 million	¥55,142 million	¥7,681 million
Three Months ended June 30, 2006	-¥11,905 million	-¥14,967 million	¥14,738 million	¥7,368 million
Year ended March 31, 2007	-¥5,076 million	-¥32,995 million	¥20,823 million	¥2,255 million

2. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008) (Reference)

There are no changes to the forecast of business results released on May 9, 2007.

(Percentage figures for the annual period are compared to prior year, percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥56,100 million (0.7%)	¥10,700 million (-6.7%)	¥9,100 million (-14.2%)	¥5,300 million (-15.1%)	¥1,610.36
Annual	¥138,000 million (7.6%)	¥28,000 million (11.6%)	¥24,500 million (6.8%)	¥14,000 million (7.7%)	¥4,253.77

3. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Not applicable.

New: – Exception: –

(2) Adoption of simplified accounting method: Applicable.

(3) Changes in the accounting method from the latest consolidated accounting year: Applicable.

(For reference) Outline of Non-Consolidated Business Results

Non-Consolidated Business Results (April 1, 2007 through June 30, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2007	¥26,528 million (8.5%)	¥5,510 million (1.9%)	¥5,067 million (6.1%)	¥2,846 million (1.3%)
Three Months ended June 30, 2006	¥24,440 million (20.5%)	¥5,407 million (9.7%)	¥4,776 million (12.9%)	¥2,809 million (64.2%)
Year ended March 31, 2007	¥119,077 million	¥24,266 million	¥22,114 million	¥12,526 million

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2007	¥864.92	–
Three Months ended June 30, 2006	¥4,267.65	–
Year ended March 31, 2007	¥3,805.99	–

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2007	¥610,883 million	¥124,204 million	20.3%	¥37,738.25
As of June 30, 2006	¥537,214 million	¥115,029 million	21.4%	¥174,752.49
As of March 31, 2007	¥568,048 million	¥122,999 million	21.7%	¥37,372.34

(Notice for the proper use of the Forecast of Business Result, and other special notations)

1. *The description regarding the future, such as the forecast of business result hereof, are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*
2. *The Company has implemented a five-for-one stock split effective January 1, 2007 to the shareholders as of December 31, 2006. "Net Income per Share (Consolidated and Non-Consolidated)" and "Net Assets per Share (Consolidated and Non-Consolidated)" for the year ended March 31, 2007 is calculated based on total shares issued prior to the implementation of such stock split.*

END